Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

03 SEP 25 7:21

SUPPL

LETTER FOR MAINTENANCE OF EXEMPTION

24th September 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 7

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

03032189

Dear Sirs

<u>SIME DARBY BERHAD : FILE NO. 82-4968</u>

Enclosed a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to a change in the interest of Employees Provident Fund Board, a substantial shareholder - released on 22nd September 2003;

2. Public announcement in relation to a change in the interest of Permodalan Nasional Berhad, a substantial shareholder - released on 22nd September 2003; and

3. Public announcement in relation to a change in the interest of Yayasan Pelaburan Bumiputra, a substantial shareholder - released on 22nd September 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Dlw 9/25

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

JG/nor/ADR

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965

Submitted by S DARBY on 22-09-2003 05:21:47 PM
Reference No CU-030916-32054

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Sime Darby Berhad**
*	Stock name	: **SIME**
*	Stock code	: **4197**
*	Contact person	: **Nancy Yeoh Poh Yew**
*	Designation	: **Group Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary shares of RM0.50 each**
*	Name & address of registered holder	:

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 375,000 shares
Disposal of 1,070,300 shares)

Rashid Hussain Asset Management Sdn Bhd
(Disposal of 200,000 shares)

Alliance Merchant Bank Berhad
(Disposal of 135,500 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **12-08-2003**	* **100,000**	
Acquired	**13-08-2003**	**100,000**	
Acquired	**14-08-2003**	**75,000**	
Acquired	**20-08-2003**	**100,000**	
Disposed	**29-08-2003**	**60,000**	
Disposed	**03-09-2003**	**200,000**	
Disposed	**04-09-2003**	**258,800**	
Disposed	**05-09-2003**	**250,000**	
Disposed	**05-09-2003**	**135,500**	
Disposed	**08-09-2003**	**257,000**	
Disposed	**09-09-2003**	**244,500**	

* Circumstances by reason of which change has occurred	:	**Purchase and sale of shares by the Board**
* Nature of interest	:	**Direct**
Direct (units)	:	**356,688,005**
Direct (%)	:	**15.33**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**356,688,005**
* Date of notice	:	**09-09-2003**

Remarks :

The notices of change in substantial shareholding received from Employees Provident Fund Board were dated 13th, 15th, 21st and 29th August, and 3rd, 5th and 9th September 2003.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 22-09-2003 08:21:60 PM
Reference No CU-030917-D8FCE

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

Particulars of substantial Securities Holder

* Name	:	**Permodalan Nasional Berhad**
* Address	:	**Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**38218-X**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary shares of RM0.50 each**
* Name & address of registered holder	:	

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **09-09-2003**	* **100,000**	

* Circumstances by reason of which change has occurred	:	**Sale of shares by the company**
* Nature of interest	:	**Direct**
Direct (units)	:	**392,482,000**
Direct (%)	:	**16.87**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**392,482,000**

* Date of notice : **09-09-2003**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 22-09-2003 05:21:52 PM
Reference No CU-030917-D8FCF

Submitting Merchant Bank (If applicable) :
Submitting Secretarial Firm Name (If applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Yayasan Pelaburan Bumiputra
* Address : c/o Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 37113-P
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 09-09-2003	* 100,000	

* Circumstances by reason of which change has occurred : Sale of shares by the company's subsidiary
* Nature of interest : Deemed interest
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : 392,482,000
Indirect/deemed interest (%) : 16.87

* **Total no of securities after change** : **392,482,000**
* Date of notice : **09-09-2003**

Remarks :